UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILARY PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________to_________

Commission File Number 000-19932

______________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RELIV' INTERNATIONAL, INC.

401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Reliv International, Inc.

136 Chesterfield Industrial Boulevard

Chesterfield, Missouri 63005

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

Dated: June 16, 2016	RELIV’ INTERNATIONAL, INC. 401(k) PLAN

	By:	/s/ Stephen M. Merrick
Stephen M. Merrick, Senior Vice President of Reliv’ International, Inc., Trustee

Financial Statements and Supplemental Schedule

Reliv International, Inc. 401(k) Plan

Years Ended December 31, 2015 and 2014

Reliv International, Inc. 401(k) Plan

Financial Statements

and Supplemental Schedule

Years Ended December 31, 2015 and 2014

Report of Independent

Registered Public Accounting Firm

Plan Trustees

Reliv International, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Reliv International, Inc. 401(k) Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Reliv International, Inc. 401(k) Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2015 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ RubinBrown LLP

St. Louis, Missouri

June 16, 2016

1

Reliv International, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2015	2014
Assets
Cash	$37,254	$188,036
Investments, at fair value:
Mutual funds	7,300,094	7,781,307
Collective investment trust funds	2,299,328	2,438,359
Reliv International, Inc. common stock	209,881	361,319
Total investments	9,809,303	10,580,985

Receivables
Participant notes receivable	133,926	156,963

Total assets	9,980,483	10,925,984

Liabilities
Excess contributions payable	-	5,829

Net assets available for benefits	$9,980,483	$10,920,155

See accompanying notes to financial statements	2

Reliv International, Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2015	2014
Additions to net assets attributed to:
Contributions:
Company	$49,414	$98,953
Participants	514,186	570,936
Total contributions	563,600	669,889

Deductions from net assets attributed to:
Withdrawals to participants	1,286,676	1,409,947
Administrative expenses	34,792	35,891
Total deductions	1,321,468	1,445,838

Investment income (loss):
Net realized and unrealized depreciation in fair value of investments	(529,338)	(409,554)
Interest and dividends	347,534	499,131
Net investment income (loss)	(181,804)	89,577

Net decrease in net assets available for benefits	(939,672)	(686,372)
Net assets available for benefits:
Beginning of year	10,920,155	11,606,527
End of year	$9,980,483	$10,920,155

See accompanying notes to financial statements	3

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2015

1. Description of the Plan

The following description of Reliv International, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan was amended and restated on January 1, 2009.

General

The Plan is a defined contribution plan covering all eligible employees of Reliv International, Inc. (the Company) who have completed one year of service and have attained the age of 21. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan’s asset custodian is Charles Schwab Bank.

Contributions

Each year participants may contribute from 1% to 50% of eligible compensation, as defined in the Plan agreement. The Plan provides for discretionary matching contributions. For the first nine months of the year ended December 31, 2014, the Company contributed on behalf of each participant 25% of the first 15% of the participant’s eligible compensation contributed. For the last three months of the year ended December 31, 2014, and for the year ended December 31, 2015, the Company contributed 10% of the first 15% of the participant’s eligible compensation contributed. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. All contributions are subject to applicable Internal Revenue Service (IRS) limitations.

Upon enrollment, a participant may direct their contributions and any allocated Company contributions to any of the Plan’s investment options, which include Company common stock, various mutual funds, and various collective investment trusts. All investments are participant directed.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contributions plus actual earnings thereon is based on years of continuous service, as defined in the Plan agreement. A participant vests 20% per year starting with his or her second year of service and is fully vested after six years of continuous service.

Forfeitures arising from non-vested accounts at the time of termination are used to reduce future Company contributions to the Plan. Forfeited amounts available for future use were $3,347 and $318 at December 31, 2015 and 2014, respectively. Forfeitures used to offset Company contributions were $-0- and $22,597 during the years ended December 31, 2015 and 2014, respectively.

4

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contribution and allocations of Plan earnings and administrative expenses, if applicable. Allocations are based on participant earnings or account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Participant Notes Receivables

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 year to 5 years or up to 30 years for the purchase of a primary residence. The loans outstanding at December 31, 2015 mature between 2016 and 2036. The loans are secured by the balance in the participants’ account and bear interest at rates ranging from 4.25% to 8.25%, commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions. Terminated employees may pay off the loan in full at time of separation or they may receive a deemed distribution.

Payment of Benefits

Upon termination of service or attainment of Normal Retirement Age, as defined in the Plan agreement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, annual installments, or if applicable to the participant’s account balance, a distribution of Company common stock.

Participants may also take in-service distributions upon reaching Normal Retirement Age or experiencing a qualifying financial hardship, as defined in the Plan agreement.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

5

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Administrative Expenses

Expenses of the Plan are paid by the Company, except for financial advisory fees and participant loan initiation and record-keeping fees, which are charged to the applicable participants.

Participant Notes Receivable

Participant notes receivable are measured at unpaid principal balance plus accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan agreement.

Fair Value

The Plan’s investments are stated at fair value under the provisions of Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 820, Fair Value Measurements and Disclosures, as amended. FASB ASC 820 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The standard describes three levels of inputs that may be used to measure fair value:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets in inactive markets, inputs other than quoted prices that are observable for the asset or liability; or inputs that are observable or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Unobservable inputs supported by little or no market activity and that reflect the reporting entity’s own assumptions about the exit price, including assumptions that market participants would use in pricing the asset or liability.

Fair value estimates are made at a specific point in time, based on available market information and other observable inputs. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial asset and these values do not represent any premium or discount that could result from offering for sale at one time an entire holding of a particular financial asset. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in the amounts disclosed.

6

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Adoption of ASU No. 2015-12, Plan Accounting

In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Parts I and III are not applicable to the Plan. Part II eliminates the requirements to disclose individual investments that represent 5% or more of the net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. The ASU is effective for fiscal years beginning after December 31, 2015, with early adoption permitted. Management has elected to adopt Part II early. Part II is to be applied retrospectively.

Adoption of ASU No. 2015-07, Fair Value Measurement

In May 2015, the FASB issued ASU 2015-07, Fair Value Measurement (Topic 820) – Disclosures For Investments in Certain Entities That Calculate Net Asset Value Per Share (or Its Equivalent). ASU 2015-07 removes the requirement to include within the fair value hierarchy leveling table those investments that measure fair value using the practical expedient available for investments that calculate a net asset value (NAV) per share. Instead, an entity would be required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits. Even though these investments are removed from the fair value hierarchy, plans should provide or disclose the total amount of investments measured using the NAV per share (or its equivalent) practical expedient in order to permit reconciliation of the fair value of investments included in the fair value hierarchy to the line items presented in the statements of net assets available for benefits. ASU 2015-07 is effective for fiscal years beginning after December 31, 2016, with early adoption permitted. Management has elected to adopt ASU 2015-07 early. ASU 2015-07 is to be applied retrospectively.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value as determined by Charles Schwab Bank, the Custodian. The shares of the Company’s common stock are valued at the closing price as quoted on the NASDAQ Global Select Market for the last business day of the year. Shares in mutual funds are valued at NAV based on the closing price for the last business day of the year.

7

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments and Income Recognition (continued)

Target Date Funds: The Plan invests in collective investment trust funds in which the primary objective is to approximate the risk and return of a custom benchmark comprised of various industry published equity, fixed income, commodity, and inflation investment return indexes, as adjusted for target retirement dates associated with each particular fund. Accordingly, the funds may invest in a variety of asset classes, including, but not limited to, domestic and international equity, global real estate, commodities, intermediate-term bond, inflation-protected bond (U.S. TIPS) and cash equivalents.

Stable Value Fund: The Plan invests in the Federated Capital Preservation Fund (FCPF); a collective investment trust. The investment objective of FCPF is stability of principal and high current income.

Diversified Allocation Funds: The Plan invests in collective investment trust funds (the “Inceptus funds”) in which the primary objective of the various funds is to offer an investor investment “risk” ranging from conservative to aggressive. The Inceptus funds, as a group, seek to offer a varying degree of principal preservation, reduced volatility, and opportunity for growth. Each fund focuses on asset allocation as the driver of its long-term performance and will utilize a combination of mutual funds, exchange traded funds, and other pooled funds as the underlying investments.

The fair value of the Plan’s interest in the each of the Stable Value, Target Date, and Diversified Allocation funds is valued at NAV based on information reported by the issuer of the fund at year end. The NAV is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily.

Interest income is recognized on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Net depreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. There was no excess employee contributions payable at December 31, 2015. Excess employee contributions of $5,829 relating to Plan year 2014 were payable at December 31, 2014 and were paid in 2015.

Payment of Benefits

Benefits are recorded when paid.

8

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Investments

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value on a recurring basis as of December 31, 2015 and 2014, respectively:

		Fair Value Measurements
		Unadjusted	Signficant
		Quoted Prices	Other	Signficant
	Total	in Active	Observable	Unobservable
	Carrying	Markets	Inputs	Inputs
Description	Value	(Level 1)	(Level 2)	(Level 3)

December 31, 2015:

Mutual funds	$7,300,094	$7,300,094	$-	$-
Collective investment trust funds (a)	2,299,328
Common stock--Reliv International, Inc.	209,881	209,881	-	-
	$9,809,303	$7,509,975	$-	$-

December 31, 2014:

Mutual funds	$7,781,307	$7,781,307	$-	$-
Collective investment trust funds (a)	2,438,359
Common stock--Reliv International, Inc.	361,319	361,319	-	-
	$10,580,985	$8,142,626	$-	$-

(a) Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

At December 31, 2015 and 2014, the Plan held 361,864 and 308,820 shares, respectively, of Reliv International, Inc. common stock with a fair value of $209,881 and $361,319, respectively. There were no cash dividends related to the Reliv International, Inc. common stock for the years ended December 31, 2015 and 2014.

There have been no changes in the methodologies used at December 31, 2015 or 2014.

9

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

4. Investments Measured Using Net Asset Value Per Share Practical Expedient

The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2015, and 2014, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

			Redemption	Redemption
	Fair	Unfunded	frequency (if	notice
	Value	commitments	currently eligible)	period

December 31, 2015:

Federated Capital Preservation Fund	$1,041,208	n/a	Daily	12 months
Inceptus Aggressive Fund	74,159	n/a	Daily	none
Inceptus Conservative Fund	2,590	n/a	Daily	none
Inceptus Moderate Fund	76,126	n/a	Daily	none
Inceptus Moderately Aggressive Fund	526,983	n/a	Daily	none
Inceptus Moderately Conservative Fund	632	n/a	Daily	none
Schwab Index Retirement TR Fund 2015	11,545	n/a	Daily	none
Schwab Index Retirement TR Fund 2020	48,940	n/a	Daily	none
Schwab Index Retirement TR Fund 2025	19,403	n/a	Daily	none
Schwab Index Retirement TR Fund 2030	10,421	n/a	Daily	none
Schwab Index Retirement TR Fund 2035	448,299	n/a	Daily	none
Schwab Index Retirement TR Fund 2040	11,671	n/a	Daily	none
Schwab Index Retirement TR Fund 2045	23,489	n/a	Daily	none
Schwab Index Retirement TR Fund 2050	1,846	n/a	Daily	none
Schwab Index Retirement TR Fund 2055	2,016	n/a	Daily	none

December 31, 2014:

Federated Capital Preservation Fund	$1,279,283	n/a	Daily	12 months
Inceptus Aggressive Fund	105,692	n/a	Daily	none
Inceptus Conservative Fund	24,440	n/a	Daily	none
Inceptus Moderate Fund	85,400	n/a	Daily	none
Inceptus Moderately Aggressive Fund	636,079	n/a	Daily	none
Schwab Index Retirement TR Fund 2015	11,530	n/a	Daily	none
Schwab Index Retirement TR Fund 2020	44,184	n/a	Daily	none
Schwab Index Retirement TR Fund 2025	9,555	n/a	Daily	none
Schwab Index Retirement TR Fund 2030	8,022	n/a	Daily	none
Schwab Index Retirement TR Fund 2035	204,770	n/a	Daily	none
Schwab Index Retirement TR Fund 2040	1,244	n/a	Daily	none
Schwab Index Retirement TR Fund 2045	28,088	n/a	Daily	none
Schwab Index Retirement TR Fund 2050	72	n/a	Daily	none

10

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6. Income Tax Status

The underlying nonstandardized prototype plan has received an opinion letter from the IRS dated March 31, 2008, stating that the form of the prototype plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2008-6 and 2005-16, the Plan sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since the date of the opinion letter; however, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

11

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements With Form 5500

The following is a reconciliation of the net assets available for benefits, contributions, and participant withdrawals per the financial statements to the related Form 5500.

	December 31
	2015	2014

Net assets available for benefits per the financial statements	$9,980,483	$10,920,155
Excess contributions payable per the financial statements	-	5,829
Benefits payable per the Form 5500	-	(193,591)
Net assets available for benefits per the Form 5500	$9,980,483	$10,732,393

	Years Ended December 31
	2015	2014

Participant contributions per the financial statements	$514,186	$570,936
Excess contributions	-	5,829
Participant contributions per the Form 5500	$514,186	$576,765

	Years Ended December 31
	2015	2014

Withdrawals to participants per the financial statements	$1,286,676	$1,409,947
Excess contributions payable at prior year end	5,829	24,866
Benefits payable per the Form 5500	-	193,591
Benefits payable at prior year end per the Form 5500	(193,591)	-
Withdrawals to participants and corrective distributions per the Form 5500	$1,098,914	$1,628,404

12

Supplemental Schedule

Reliv International, Inc. 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 37-1172197, Plan No. 002

December 31, 2015

Identity of Issuer	Description of Investment	Current Value
	Mutual Fund
T Rowe Price Blue Chip Growth	20,694 shares	$1,497,832
Black Rock Sm Cap Growth Equity Instl	30,331 shares	509,569
Dodge & Cox Income Fund	73,007 shares	970,265
Dodge & Cox Stock Fund	5,717 shares	930,633
Harbor International Growth Instl	39,078 shares	480,664
Voya Global Real Estate Cl I	19,574 shares	382,681
JP Morgan Mid Cap Value Instl SHS	11,641 shares	395,438
Prudential Jennison Mid Cap Growth Q	11,434 shares	413,226
Vanguard Inflation Protected SEC Admir	4,147 shares	104,543
Vanguard Mid Cap Index Fund Admiral	410 shares	60,935
Vanguard Small Cap Index Admiral	822 shares	43,599
Vanguard Total Bond Mkt Index Admiral	8,005 shares	85,177
Vanguard Total Intl Stk Index Admiral	23,084 shares	559,560
Vanguard 500 Index Admiral	2,639 shares	497,479
Westcore Small Cap Value Inst	34,995 shares	368,493
	Collective Investment Trust
Inceptus Aggressive Fund	6,154 units	74,159
Inceptus Conservative Fund	254 units	2,590
Inceptus Moderate Fund	6,654 units	76,126
Inceptus Moderately Aggressive Fund	44,660 units	526,983
Inceptus Moderately Conservative Fund	56 units	632
Schwab Index Retirement TR Fund 2015*	670 units	11,545
Schwab Index Retirement TR Fund 2020*	2,682 units	48,940
Schwab Index Retirement TR Fund 2025*	1,007 units	19,403
Schwab Index Retirement TR Fund 2030*	524 units	10,421
Schwab Index Retirement TR Fund 2035*	21,605 units	448,299
Schwab Index Retirement TR Fund 2040*	557 units	11,671
Schwab Index Retirement TR Fund 2045*	1,098 units	23,489
Schwab Index Retirement TR Fund 2050*	87 units	1,846
Schwab Index Retirement TR Fund 2055*	166 units	2,016
Federated Capital Preservation Fund	104,039 units	1,041,208

Reliv International, Inc.*	361,864 shares, Company common stock	209,881
Various participants*	Participant loans, interest rates of 4.25% to 8.25%, maturing between 2016 and 2036	133,926
		$9,943,229

*Represents an allowable party-in-interest.

13

INDEX TO EXHIBIT

Exhibit No.	Description

23. Consent of Independent Registered Public Accounting Firm